SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Great American Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38984G203
(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA

310-966-1445

With a copy to:

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38984G203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,953,285
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,953,285
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,953,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.74%[1]
14.	TYPE OF REPORTING PERSON* IN

(1) This calculation is based on 15,977,482 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Great American Group, Inc. (the “Issuer”) outstanding as of June 18, 2014, as reported to the Reporting Persons by the Issuer.

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CUSIP No. 38984G203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Antin Children Irrevocable Trust dtd 1/1/01
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 200,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.25%[1]
14.	TYPE OF REPORTING PERSON* OO

(1) This calculation is based on 15,977,482 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Great American Group, Inc. (the “Issuer”) outstanding as of June 18, 2014, as reported to the Reporting Persons by the Issuer.

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ITEM 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 21860 Burbank Boulevard, Suite 300 South, Woodland Hills, California 91367.

ITEM 2 Identity and Background

(a)	Mr. Bryant R. Riley (individual residing in California)
Robert Antin Children Irrevocable Trust dtd 1/1/01 (the “Robert Antin Children Trust,” and together with Mr. Riley, the “Reporting Persons”)

(b)-(c)	Mr. Riley serves as Chairman and Chief Executive Officer of the Issuer. Mr. Riley's business address is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

The Robert Antin Children Trust is a family trust established by Robert L. Antin and Patricia W. Antin. The principal business address of the Robert Antin Children Trust is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(d)	N/A
(e)	N/A
(f)	Mr. Riley - United States

ITEM 3 Source or Amount of Funds or Other Consideration

The information contained in Item 4 below is incorporated by reference into this Item 3.

ITEM 4 Purpose of the Transaction

On June 18, 2014, pursuant to an Acquisition Agreement, dated May 19, 2014 (the “Acquisition Agreement”), by and among the Issuer; Darwin Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer; B. Riley Capital Markets, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer; B. Riley and Co. Inc., a Delaware corporation (“BRC”); B. Riley & Co. Holdings, LLC, a Delaware limited liability company (“BRH”); Riley Investment Management LLC, a Delaware limited liability company (“RIM” and collectively with BRC and BRH, the “B. Riley Entities”); and Mr. Riley, subject to the conditions set forth in the Acquisition Agreement, the Issuer acquired through a series of mergers BRC (the “Acquisition”) in exchange for the issuance to Mr. Riley of 3,751,264 shares of Issuer’s Common Stock (the “Acquired Shares”).

In accordance with the Acquisition Agreement, Issuer is expected to acquire all of the outstanding membership interests in BRH and all of the outstanding membership interests in RIM upon the satisfaction of certain conditions included in the Acquisition Agreement for no additional consideration.

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In connection with the signing of the Acquisition Agreement, the Issuer entered into an employment agreement with Mr. Riley (the “Employment Agreement”). Pursuant to the Employment Agreement, upon the closing of the Acquisition, Mr. Riley was appointed as the Issuer’s Chief Executive Officer and Chairman. Mr. Riley will be entitled to receive an annual base salary of $300,000, subject to adjustment in the sole discretion of the compensation committee of the Issuer’s board of directors, and the award of an annual discretionary bonus and the reimbursement of certain business expenses. The Employment Agreement contains an indemnification provision wherein the Issuer promises to defend, indemnify and hold Mr. Riley harmless to the fullest extent permitted by law against any and all liabilities incurred by Mr. Riley in connection with his employment by the Issuer. The term of the Employment Agreement is three years from the closing of the Acquisition, which term shall be automatically extended for one year terms, unless Mr. Riley or the Issuer gives the other party not less than 90 days’ prior written notice of the intention to not extend the Employment Agreement automatically.

Additionally, on May 19, 2014, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the investors listed on Annex A attached thereto (collectively, the “Investors”), including certain officers, directors and significant stockholders of the Issuer, certain officers and employees of the B. Riley Entities and certain affiliates and family members of the foregoing. The Purchase Agreement provided for the issuance and sale by the Issuer to the Investors, in a private placement, of an aggregate of 10,289,300 shares of the Issuer’s Common Stock (collectively, the “Private Placement Shares”) at a purchase price of $5.00 per share, for aggregate gross proceeds to the Issuer of approximately $51.5 million (the “Private Placement”). The Robert Antin Children Trust acquired 200,000 shares of Common Stock in the Private Placement, which closed on June 5, 2014, using personal funds of the trust.

In connection with the closing of the Private Placement, the Issuer entered into a registration rights agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Issuer is obligated, subject to certain conditions, to file with the Securities and Exchange Commission, by August 1, 2014, one or more registration statements to register the Private Placement Shares and the Acquired Shares issued in the initial closing under the Acquisition Agreement (the “First Closing”) for resale under the Securities Act of 1933, as amended (the “Securities Act”), and to maintain the effectiveness of all such registration statements until the earlier of five years after the First Closing or such time as the Acquired Shares registered thereunder have been sold or become eligible for sale without restriction under Rule 144 promulgated under the Securities Act. On June 18, 2014 the Issuer and Mr. Riley entered into a Joinder to Registration Rights Agreement pursuant to which Mr. Riley became a party to and bound by and subject to all the terms and provisions of the Registration Rights Agreement in respect of the Acquired Shares.

Pursuant to the terms of the Acquisition Agreement, on June 18, 2014, the Issuer and Mr. Riley entered into an Escrow Agreement with Continental Stock Transfer & Trust Company, Inc., as escrow agent (the “Escrow Agreement”). The Issuer deposited into the escrow fund established under the Escrow Agreement 628,727 shares the Acquired Shares (equal to 15% of the total acquisition consideration) to be held in escrow to serve as security for the indemnification obligations of Mr. Riley and the B. Riley Entities pursuant to the Acquisition Agreement and any downward adjustment to the acquisition consideration as a result of the working capital adjustment provided for in the Acquisition Agreement. The shares of Common Stock remaining in escrow on the date that is twelve (12) months after the date of the First Closing will be released to Mr. Riley within five (5) business days of such date, except to the extent at such time the aggregate value of the shares of Common Stock remaining in escrow is less than the aggregate amount of indemnification claims under the Acquisition Agreement that have not been finally resolved and paid.

As a result of the Mr. Riley’s substantial ownership of Common Stock and his position as Chief Executive Officer and Chairman of the Board of the Issuer as discussed in Item 2(c), Mr. Riley is in a position to influence the management, operations, strategy and policies of the Issuer and will take an active role in the Issuer’s management and strategic direction. While the Reporting Persons currently have no intention to sell or acquire additional shares of the Issuer’s Common Stock, the Reporting Persons may do so from time to time depending on market conditions and other factors. Other than as described in this statement, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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ITEM 5 Interests in Securities of the Issuer

(a)	See Items 11 through 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of Common Stock deemed to be beneficially owned by each of the Reporting Persons. The percentages set forth on the cover pages are based on 15,977,482 shares of Common Stock of the Issuer outstanding as of June 18, 2014, as reported to the Reporting Persons by the Issuer.

(b)	See Items 7 through 10 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Transactions effected in Common Stock that have taken place in the past sixty days include (i) the acquisition of 3,951,264 shares of Common Stock pursuant to the (i) Private Placement at a price equal to $5.00 per share and (ii) the acquisition of the Acquired Shares pursuant to the Acquisition Agreement.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 above is incorporated by reference into this Item 6.

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ITEM 7 Material to be Filed as Exhibits

Exhibit	Document Description
7.1	Acquisition Agreement, dated May 19, 2014, by and among Great American Group, Inc., Darwin Merger Sub I, Inc., B. Riley Capital Markets, LLC, B. Riley and Co. Inc., B. Riley & Co. Holdings, LLC, Riley Investment Management LLC, and Bryant R. Riley (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.2	Employment Agreement, dated May 19, 2014, by and between Great American Group, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.3	Securities Purchase Agreement, dated May 19, 2014, by and among Great American Group, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.4	Registration Rights Agreement, dated June 5, 2014, by and among Great American Group, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.5	Joinder to Registration Rights Agreement, dated June 18, 2014, by and among Great American Group, Inc. and Bryant R. Riley and Thomas Kelleher.
7.6	Escrow Agreement, dated June 18, 2014, by and among Great American Group, Inc., Bryant R. Riley and Continental Stock Transfer & Trust Company, Inc.
7.7	Joint Filing Agreement, dated June 30, 2014, by and between Bryant R. Riley and Robert Antin Children Irrevocable Trust dated 1/1/01.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: June 30, 2014

By: /s/ Bryant R. Riley

Bryant R. Riley

Robert Antin Children Irrevocable Trust dated 1/1/01

By: /s/ Bryant R. Riley

Bryant R. Riley, Trustee

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EXHIBIT INDEX

Exhibit	Document Description
7.1	Acquisition Agreement, dated May 19, 2014, by and among Great American Group, Inc., Darwin Merger Sub I, Inc., B. Riley Capital Markets, LLC, B. Riley and Co. Inc., B. Riley & Co. Holdings, LLC, Riley Investment Management LLC, and Bryant R. Riley (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.2	Employment Agreement, dated May 19, 2014, by and between Great American Group, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.3	Securities Purchase Agreement, dated May 19, 2014, by and among Great American Group, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.4	Registration Rights Agreement, dated June 5, 2014, by and among Great American Group, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 19, 2014).
7.5	Joinder to Registration Rights Agreement, dated June 18, 2014, by and among Great American Group, Inc. and Bryant R. Riley and Thomas Kelleher.
7.6	Escrow Agreement, dated June 18, 2014, by and among Great American Group, Inc., Bryant R. Riley and Continental Stock Transfer & Trust Company, Inc.
7.7	Joint Filing Agreement, dated June 30, 2014, by and between Bryant R. Riley and Robert Antin Children Irrevocable Trust dated 1/1/01.